FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press release dated April 22, 2005 announcing 1st Quarter 2005 results.

Exhibit 99.1 Physical Statistics for 1Q 2005

Exhibit 99.2 Statements of Income for 1Q 2005

Exhibit 99.3 Statements of Income excluding the mobile subsidiary for 1Q 2005

Exhibit 99.4 Balance Sheets for 1Q 2005

Exhibit 99.5 Cash Flows for 1Q 2005

Item 1.

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FIRST QUARTER 2005 (1Q05)

Highlights:

  The Company recorded a net income of Ch$8,171 million (US$13.9 million) in 1Q05 compared to a net income of Ch$3,589 million (US$6.1 million) in 1Q04.

  EBITDA in 1Q05 reached Ch$70,307 million (US$120.0 million) compared to Ch$90,982 million (US$155.3 million) in 1Q04.

  EBITDA Margin reached 51.5% in 1Q05 compared to 44.4% in 1Q04.

  Average debt reduction of US$489 million between 1Q04 and 1Q05.

(Santiago, Chile April 22, 2005) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of March 31, 2005) for the first quarter of 2005. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for March 31, 2005, which was Ch$585.93 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

NOTE: As a consequence of the sale by Telefónica CTC Chile of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM), this business was deconsolidated as of July 1, 2004. In this regard and for comparison purposes, certain pro-forma information is referenced, excluding the mobile business. Furthermore, to help to clarify the effects of the mobile transaction, an additional pro-forma table is enclosed.

CONSOLIDATED RESULTS FOR 1Q05

(Comparisons refer to 1Q04)

REVENUES

Telefónica CTC Chile's revenues decreased by 33.4% in 1Q05 as compared to 1Q04, amounting to Ch$136,624 million (US$233.2 million). However, excluding the mobile business from 1Q04, the revenue decrease in 1Q05 was 2.9%. Regarding the evolution of the different business areas, revenue declines of 3.0% in long distance and of 4.8% in corporate communications negatively impacted consolidated revenues for the quarter, while fixed telecommunications revenues remained stable with respect to 1Q04.

OPERATING COSTS AND EXPENSES

Operating costs and expenses decreased by 36.4% in 1Q05, to Ch$114,910 million (US$196.1 million), as compared to Ch$180,757 million (US$308.5 million) in 1Q04. Excluding the mobile business in 1Q04, these costs decreased 0.8%.

Salary expenses decreased 18.4% in 1Q05 to Ch$11,455 million (US$19.6 million) when compared to 1Q04, mainly due to lower salary costs as a consequence of deconsolidation of the mobile business together with a 2.4% lower consolidated headcount (excluding the mobile business), related to the restructuring process carried out in May and November of 2004.

Other operating costs and expenses decreased by 51.1% in 1Q05 as compared to 1Q04, to Ch$28,450 million (US$48.6 million). This decrease is attributable to lower costs associated to the mobile business, which was partially compensated by increased expenses relating to the strengthening of the client services model, including consulting, maintenance of equipment and installations aimed at improving client satisfaction.

Administrative and selling expenses decreased by 33.2% in 1Q05 as compared to 1Q04, to Ch$28,855 million (US$49.2 million), due to the exclusion of commercial costs related to the mobile business, which was partially compensated by higher sales commissions associated to broadband and plans of minutes.

EBITDA

As a result of the above, EBITDA in 1Q05 fell by 22.7% to Ch$70,307 million (US$120.0 million), compared to Ch$90,982 million (US$155.3 million) recorded in 1Q04. However, excluding the mobile business from 1Q04, EBITDA decreased 4.4%. During the year 2004, EBITDA fell 16.2% to Ch$327,051 million (US$586.7 million) when compared to 2003. Excluding the mobile business in 1Q04, EBITDA decreased 4.4%.

EBITDA margin in 1Q05 was 51.5%, compared to the 44.4% recorded in 1Q04. Excluding the mobile business, EBITDA margin for 1Q04 reaches 52.3%.

DEPRECIATION

As of 4Q03, depreciation of assets related to the sales and administration is accounted for under "Administrative and selling expenses". Exhibits were adjusted accordingly in each of the four quarters of 2003.

Total depreciation in 1Q05 decreased by 26.5% to Ch$48,593 million (US$82.9 million), as compared to 1Q04, mainly due to the deconsolidation of the mobile business. Excluding this effect, depreciation decreased 0.2%.

OPERATING INCOME

OPERATING INCOME decreased 10.5% to Ch$21,714 million (US$37.1 million) in 1Q05 when compared to Ch$24,265 million (US$41.4 million) recorded in 1Q04. Excluding the mobile business in 1Q04, the decrease in operating income was higher ( 12.6%) because in 1Q04 the mobile business contributed with a negative operating income.

As a consequence, operating margin reached 15.9% in 1Q05 as compared to 11.8% in 1Q04. However, excluding the mobile business, the operating margin in 1Q04 reached 17.7%.

NON-OPERATING INCOME

NON-OPERATING INCOME: Telefónica CTC Chile decreased its non-operating loss by 35.9% as compared to 1Q04. The non-operating loss reached Ch$9,124 million (US$15.6 million) in 1Q05, as compared to a non-operating loss of Ch$14,159 million (US$24.2 million) in 1Q04. This is basically due to: (i) a 77.7% increase in interest income in 1Q05 vs. 1Q04 explained by increased funds available for investment; (ii) lower goodwill amortization as a result of the sale of Telefónica Móvil de Chile S.A. in July of 2004; and (iii) a decrease in interest expense explained the 33.1% reduction in the average interest bearing debt from US$1,478 million in 1Q04 to US$989 million in 1Q05, and lower interest rates.

These were partially offset by: (i) an increase of Ch$421 million (US$0.7 million) in other non-operating expenses, which included a write-off for equipment under repair for Ch$1,170 million (US$2.0 million) and (ii) increased monetary correction due to the effect of the negative CPI (-0.8%) registered during the quarter, which affects the asset valuation in a higher proportion than liabilities.

INCOME TAXES

INCOME TAXES: In 1Q05, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$4,437 million (US$7.6 million) as compared to the Ch$6,562 million (US$11.2 million) tax charge registered in 1Q04. The lower tax charge is explained by lower taxable income as a result of the deconsolidation of the mobile operation in July, 2004, and which had tax charges in 1Q04

Total income tax in 1Q05 is composed of Ch$5,294 million (US$9.0 million) in current income tax and a Ch$858 million (US$1.5 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET RESULT

The Company recorded net income of Ch$8,171 million (US$13.9 million) in 1Q05 vs. net income of Ch$3,589 million (US$6.1 million) recorded in 1Q04.

Net income per ADR in 1Q05 amounted to US$0.058, compared to a net income per ADR of US$0.006 recorded in 1Q04. Furthermore, net income per share in 1Q05 equaled Ch$8.5 as compared to Ch$3.8 in 1Q04.

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$17.3 million in 1Q05 compared to US$31.4 million in 1Q04, mainly due to the deconsolidation of the mobile business in July, 2004. Capital expenditures, excluding the mobile business, amounted to US$23.5 in 1Q04.

CASH FLOW

The consolidated free cash flow from operations in 1Q05 reached Ch$51,525 million (US$87.9 million) as compared to Ch$60,378 million (US$103.0 million) in 1Q04. The decrease is mainly explained by lower EBITDA as a result of the deconsolidation of the mobile business, which was partially compensated by the decrease in net financial expenses as a result of the debt reduction and lower capital expenditures relating to the mobile business.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Increased revenues from broadband business and commercial plans

Fixed Telecommunications is broken into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 75.3% of total operating revenues in 1Q05, almost maintained its level, registering a decrease of 0.1% to Ch$102,845 million (US$175.5 million) in the period as compared to 1Q04.

As of May 2004 and until the present, the Company has been making the appropriate provisions for the new tariffs under the Tariff Decree No. 169.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed by tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased by 6.1% to Ch$70,479 million (US$120.3 million) in 1Q05 as compared to 1Q04. This decrease is mainly attributable to a 12.9% decrease in the fixed monthly charge and a 25.6% decrease in the variable charge, both mainly due to: (i) a lower number of lines subject to fixed monthly charge due to the migration to plans of minutes; and (ii) a 12.9% decrease in total local traffic for 1Q05 compared to 1Q04. Additionally, basic telephony revenues were impacted by lower revenues from connections and other installations of 48.6% and other basic telephony of 22.7%. These decreases were partly offset by new revenues resulting from commercialization of plans of minutes allowed by tariff flexibility, which generated revenues of Ch$8,271 million (US$14.1 million) and a 23.0% increase in revenues from value added services, explained by the reclassification of revenues from information services ( 600 and 800 numbers), that were previously considered as corporate communications revenues. In 1Q05, these revenues contributed with Ch$925 million (US$1.6 million).

The revenues related to Broadband, which exclude those considered in the corporate customer communications business, grew 64.7% to Ch$7,825 million (US$13.4 million) in 1Q05, due to the growth of 55.0% in ADSL connections in the quarter. This growth in ADSL connections is a result of successful marketing made for the new plan Speedy Night & Weekend and joint offers of plan of minutes plus broadband.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 66.9% in 1Q05 to Ch$9,766 million (US$16.7 million) as compared to 1Q04. This increase was mainly due to (i) higher revenues for mobile-fixed interconnection, and (ii) the positive effect of the new Tariff Decree No. 169 provisioned in 1Q05.

Revenues from Other fixed telecommunications businesses, now include revenues generated as consequence of the Company's contract with Publiguías, those originated in the subsidiary Telemergencia (home security services), in public telephones, in interior installations and in equipment marketing. These revenues decreased by 14.4% in 1Q05 to Ch$14,775 million (US$25.2 million) as compared to 1Q04, and this is mainly due to a decrease in interior installation revenues and equipment marketing revenues, by 8.3% and 57.2% respectively.

LONG DISTANCE

Increased market share for DLD

Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10.9% of consolidated operating revenues in 1Q05, decreased by 3.0% as compared to 1Q04, to Ch$14,897 million (US$25.4 million).This decrease was mainly due to (i) a decrease of 7.9% in domestic long distance revenues (DLD) as a result of a decrease of 8.6% in DLD traffic and a 1.5% decline in average prices, and (ii) a decrease of 15.9% in international long distance (ILD) revenues due to a 7.7% decline in ILD outgoing traffic and a 2.0% decrease in outgoing average prices. These declines were partially offset by increased revenues for rental of the long distance network to other telecom operators due to the deconsolidation of the mobile business, given that previously these rentals were considered inter-company

CORPORATE CUSTOMER COMMUNICATIONS Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment (fax, PABX, among others); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 13.3% of consolidated revenues, decreased by 4.8% to Ch$18,211 million (US$31.1 million) in 1Q05 as compared to 1Q04. The decrease in these revenues was mainly due to: (i) a 29.8% decrease in complementary services, resulting from the reclassification of revenues for information services (600 and 800 numbers) to fixed telecommunications revenues starting in January, 2005, which amounted to Ch$925 million (US$1.6 million) in 1Q05, as well as lower revenues for RSDI lines, and (ii) a 19.7% decrease in revenues from telecommunications equipment due to lower sales of PABX equipment, as had been the trend throughout the year 2004. These were partially offset by (i) growth of 24.9% in dedicated links and others, relating to an increase in e-solutions projects and advanced services, and (ii) a mild increase of 1.4% in revenues from data services, due to increased connectivity services through the IP network in 1Q05 vs. 1Q04. In 1Q05 ATM links decreased by 7.0% and data links through the IP network grew by 17%. Moreover, the average number of customers for switched IP network decreased by 23% in 1Q05, reflecting the continued migration of these clients toward Broadband.

OTHER BUSINESSES

These revenues include those from other Company's subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.5% of total operating revenues in 1Q05, grew 19.8% to Ch$671 million (US$1.1 million) in 1Q05.

BUSINESS UNIT PERFORMANCE FOR 1Q05
	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	70,307	51.5%	8,171
Individual by Business Unit
Fixed Telecommunications	56,187	47.8%	512
Long Distance	7,200	36.1%	4,370
Corp. Communications (incl. Data)	5,651	27.2%	2,849

COMPANY NEWS

REDEMPTION OF SERIES K LOCAL BONDS

On February 15, 2005, Series K local were redeemed for US$115 million (UF4 million). These instruments had an annual interest rate of UF +6.75% and expired on February, 2020. The redemption was done at a price of 100% nominal face value, in accordance with the issuance agreement for these bonds.

LAUNCH OF SPEEDY NIGHT & WEEKEND AND SPEEDY SATELLITE TV

On February 18, 2005, the broadband product Speedy Night and Weekend was launched, which for a fixed monthly fee, allows access to internet during weekday evenings and full days on weekends and holidays.

On April 7, 2005, in an alliance with the local satellite TV company, ZAP, the Company launched Speedy Satellite TV, aimed at providing integrated offers which will include fixed telephony, broadband, home security, and satellite television.

El 7 de abril la Compañía lanzó gracias a la alianza comercial con ZAP Televisión, el servicio Speedy TV Satelital. El objetivo es potenciar los servicios que prestan estas empresas a través de ofertas integradotas que incluirán telefonía fija, banda ancha ADSL, sistemas de monitoreo y seguridad (Telemergencia) y televisión satelital.

CHILEAN GENERAL COMPTROLLER APPROVED TARIFF DECREE No. 169 THAT REGULATES FIXED TELEPHONY TARIFFS FOR TELEFONICA CTC CHILE FOR THE 2004-2009 PERIOD

On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette, establishing the tariffs for the period May 6th, 2004 to May 6th, 2009.

The variations between new average tariffs established (T.D. No. 169) vs. those for the previous decree (T.D. No. 187), are as follows:

Tariffs T.D. 169 vs. T.D. 187
Fixed Charge	+7.7%
Measured Local Service	-18.3%
Local Tranche ( Mobile and Rural)	+48.2%
Local Tranche ( Internet and 10X numbers)	+28.3%
Access Charges	+49.1%

  Weighted according to 2003 real traffic in their different time slots

The decree also considers 7 tariff areas, 3 time slots, changes in the composition of the tariff indexator and a new prepaid tariff.

On May 4, 2004, Subtel submitted decree N.169, resubmitting it with modifications to the Chilean General Comptroller in September and December, 2004. The Company provisioned the corresponding tariffs of the new Tariff Decree N. 169 and its modifications in its 2004 and 1Q05 financial statements.

According to the Law, these new tariffs will be retroactive from May 6, 2004 and therefore Telefónica CTC Chile will pass on any differences, readjusted accordingly, between amounts effectively invoiced and those which result from the new decree to its clients.

GENERAL SHAREHOLDER MEETING

On April 14, 2005, Telefónica CTC Chile held its Annual Shareholder's Meeting, which along with traditional matters, approved the payment of a final gross dividend of Ch$58.84591 per share (equivalent to Ch$235.38364 per ADR), charged against net income for the year 2004. This dividend, in addition to the interim dividends paid in 2004, total 100% of 2004 net income, in accordance with the Company's dividend policy announced in September, 2004. Additionally, shareholders approved the distribution an extraordinary dividend of Ch$50.99095 per share (equivalent to Ch$203.9638 per ADR), charged to accumulated retained earnings as of December 31, 2004. Both dividends will be paid on May 30, 2005, to all shareholders of record on May 24, 2005.

In addition, Ernst & Young was elected as the Company's Independent Auditors.

Similarly, the following Board members were elected at the Meeting:

Directors Serie A	Alternate Directors Serie A
Bruno Philippi Irarrázabal	Jose María Alvarez-Pallete
Narcís Serra Serra	Juan Carlos Ros Brugueras
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Guillermo Ansaldo Lutz
Patricio Rojas Ramos	Benjamín Holmes Bierwirtz
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Director Serie B	Alternate Director Serie B
Marco Colodro Hadjes	Alfonso Ferrari Herrero

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:
Sofía Chellew - Verónica Gaete
María José Rodríguez - Florencia Acosta	Kevin Kirkeby
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
schelle@ctc.cl, vgaete@ctc.cl	kkirkeby@hfgcg.com
mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer